EXHIBIT 4.2

ADOPTED                              2010

ASTEX THERAPEUTICS LIMITED

THE ASTEX THERAPEUTICS LIMITED
2010 SHARE OPTION SCHEME

RULES OF THE ASTEX THERAPEUTICS LIMITED 2010 SHARE OPTION SCHEME

PART A
Rule
1.	Definitions and interpretation
2.	Grant of Options
3.	Conditions of exercise
4.	Individual limits
5.	Scheme limits
6.	Rights of exercise and lapse of Options
7.	Exercise of Options
8.	Sale
9.	Winding up
10.	Exchange of Options
11.	Variation of share capital
12.	Administration
13.	Amendments
14.	General
PART B	Differences from Part A
PART C	Differences from Part B

RULES OF THE ASTEX THERAPEUTICS LIMITED

2010 SHARE OPTION SCHEME

INTRODUCTION

Astex Therapeutics Limited wants to ensure that it can recruit and retain employees and consultants who will enhance shareholder value.  It has therefore decided to implement a share scheme on the terms set out in these Rules. In doing so, its primary intention is to recruit new employees and consultants and to motivate existing employees and consultants to remain with the Company and its subsidiaries.

This Scheme comprises three Parts.  Options granted under Part A are intended to be qualifying options under the Enterprise Management Incentives code set out in Schedule 5 of the Income Tax (Earnings and Pensions) Act 2003.  Options granted under Part B are not qualifying options and are, for tax purposes, unapproved.  Parts A and B are “employee share schemes” within the definition in section 1166 of the Companies Act 2006.  Options granted under Part C are also unapproved for tax purposes and can be granted to consultants who are not employees of the Company and its subsidiaries but provide services to or are non-executive directors of the Company and its subsidiaries.

PART A

1.                                      DEFINITIONS AND INTERPRETATION

In this Scheme, the following words and expressions shall, where the context so permits, have the following meanings:

“Admission”

the admission of the Shares to the Official List of the United Kingdom Listing Authority and to trading on the Main Market of London Stock Exchange plc and such admission becoming effective or the granting of permission for the Shares to be dealt in on the Alternative Investment Market or any other recognised investment exchange (as defined in Section 285 of the Financial Services and Markets Act 2000);

“the Agreement”

the agreement in writing granting an Option pursuant to this Scheme entered into by an Executive and the Grantor in such form as the Directors shall from time to time determine (and which in the case of an EMI Option complies with paragraph 37 of Schedule 5);

“Associated Company”	the meaning given by Section 416 of the Taxes Act;

“Articles”	the articles of association of the Company in force at the Date of Grant of the relevant Option;

“Auditors”	the auditors for the time being of the Company;

“Committed Time”	the meaning given in paragraph 26 of Schedule 5;

“the Company”	Astex Therapeutics Limited registered in England under number 03751674;

“Company Limit”	the limit specified in paragraph 7 of Schedule 5 from time to time;

“Connected Person”	the meaning given by Section 839 of the Taxes Act;

“Control” and cognate expressions	the meaning given by section 840 of the Taxes Act;

“Conditional Exercise Notice”	a notice set out in the Schedule to these Rules or in such other form as the Directors shall decide;

“Deed of Adherence”	a legally binding agreement (in such form as the directors may determine) by which an Optionholder agrees to be bound by the terms of any Shareholders’ Agreement in force at the relevant time;

“Date of Grant”	the date on which an Option is granted as evidenced by the Agreement;

“Directors”	the Board of Directors for the time being of the Company or a duly authorised committee thereof;

“Disqualifying Event”	an event specified in sections 532 to 539 inclusive of ITEPA which causes an EMI Option to cease to satisfy the requirements of Schedule 5;

“EMI Option”	an Option which is a qualifying option within the meaning given in paragraph 1 of Schedule 5;

“Employer Company”	the Company by reference to which the Committed Time requirement is met by the Executive;

“Executive”

an individual:

(a)          who is a bona fide employee of the Company or a Qualifying Subsidiary;

(b)         whose Committed Time is at least 25 hours per week, or, if less, 75% of his Working Time; and

(c)          who is not precluded from such participation by paragraphs 28 to 33 inclusive of Schedule 5 (no material interest);

“Exit”	the occurrence of the first in time of either of the following: - (i) an Admission; or (ii) a Sale;

“Excluded Person”

any shareholder in the Company at the date of adoption of this Scheme or any person connected or company associated (within the meaning of Sections 839 and 416, respectively, of the Taxes Act) with such persons;

“Exercise Price”

the price determined by the Directors at which each Share subject to an Option may be acquired (subject to Rule 10 - variation of share capital) and either:

(a)   specified at the Date of Grant; or

(b)   to be determined at a later date by reference to a formula specified at the Date of Grant,

provided that if Shares are to be subscribed, it may not be less than the nominal value of a Share;

“Grantor”	the Company or such other person who grants an Option under this Scheme;

“Group Company”	the Company or any Subsidiary of the Company;

“HMRC”	Her Majesty’s Revenue & Customs;

“Individual Limit”	the limit specified in Rule 4 on the value of Shares in respect of which EMI Options or other options may be granted to Executives;

“ITEPA”	the Income Tax (Earnings and Pensions) Act 2003

“Member”	a holder of any shares in the capital of the Company whose name is entered in the register of members;

“Market Value”	on any day the market value of a Share determined in accordance with paragraph 55 of Schedule 5:

“Option”	a right to acquire Shares pursuant to this Scheme being either an EMI Option or an Unapproved Option;

“Optionholder”	an Executive to whom an Option has been granted which has neither lapsed nor been surrendered or exercised;

“Qualifying Exchange of Shares”	a transaction or series of transactions falling within paragraph 40 of Schedule 5 in relation to which the Company is the “old company” referred to in that paragraph;

“Qualifying Subsidiary”	the meaning given in paragraph 11 of Schedule 5;

“Replacement Option”

a new option, granted in exchange for the release of an Option, which:

(a)          satisfies the requirements of paragraphs 41 to 43 of Schedule 5 for a “replacement option”; and

(b)         is otherwise on terms which are as far as possible the same, mutatis mutandis, as the terms of the Option Agreement (but with the Date of Grant being treated as if it were the same as the Date of Grant of the original Option, and not any later date);

“Rules”	the rules of this Scheme as amended from time to time;

“Sale”

the obtaining by a person (other than an Excluded Person) (“the Purchaser”) either alone or together with any person connected or company associated (within the meaning respectively of Sections 839 and 416 of the Taxes Act) with such person (other than an Excluded Person) of Control of the Company;

“Schedule 5”	Schedule 5 to ITEPA;

“this Scheme”	the Astex Therapeutics Limited 2010 Share Option Scheme, as amended from time to time;

“Section 431 Election”

in relation to an Option, an election made by the Optionholder and his employer pursuant to Section 431(1) ITEPA in respect of all Shares issued or transferred upon the exercise of that Option which shall be in such form as the Directors may (in their absolute discretion) require;

“Share”	an ordinary share in the capital of the Company which is fully paid up and non-redeemable within the meaning of paragraph 35 of Schedule 5;

“Shareholders’ Agreement”

the shareholders agreement dated 4 May 2007, relating to the Company, as amended by the 2008 Deed of Variation and as further amended by the 2009 Deed of Adherence and by the 2009 Deed of Variation and any subsequent agreement in force from time to time and as amended from time to time;

“Subsidiary”	any company which the Company Controls (on its own or together with any Connected Person);

“Taxes Act”	the Income and Corporation Taxes Act 1988;

“Unapproved Option”	an Option which at the Date of Grant is not an EMI Option;

“Working Time”	the meaning given in paragraph 27 of Schedule 5.

“2008 Deed of Variation”	the deed of adherence and variation dated 13 June 2008 between the parties to the Shareholders Agreement and Johnson & Johnson Development Corporation.

“2009 Deed of Adherence”	the deed of adherence relating to the Company and dated 4 February 2009 between the parties to the 2008 Deed of Variation and The Wellcome Trust Limited.

“2009 Deed of Variation”	the deed of adherence and variation dated 12 November 2009 between the parties to the Shareholders Agreement and Glaxo Group Limited and Glaxosmithkline LLC.

References to any statutory provision are to that provision as amended or re-enacted from time to time, and, unless the context otherwise requires, words in the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine and vice versa.

2.                                      GRANT OF OPTIONS

2.1                                 Subject to Rule 2.8, the Grantor may grant an Option to an Executive at any time.

2.2                                Where the Grantor grants an EMI Option which is in excess of the Individual Limit the excess shall be an Unapproved Option.

2.3                                Where the Grantor grants an EMI Option which is in excess of the Company Limit the excess shall be an Unapproved Option.

2.4                                If an Option is deemed to be an Unapproved Option pursuant to Rules 2.2 and 2.3 and/or Rule 2.3, it shall be deemed to have been granted under Part B of these Rules.

2.5                                 The right to exercise an Option may be subject to conditions imposed by the Grantor in accordance with Rule 3.

2.6                                 As soon as practicable after the Grantor decides to grant an Option to an Executive the Grantor and the Executive and if the Grantor so directs, the Company shall enter into an enforceable Agreement which shall state:

(a)                                  the Date of Grant of the Option;

(b)                                 that the Option is an EMI Option (as the case may be);

(c)                                  that the Option is granted under the provisions of Schedule 5 (in respect of an EMI Option);

(d)                                 the number, or maximum number, of Shares that may be acquired;

(e)           the Exercise Price payable for each Share subject to the Option or the method by which that price is to be determined;

(f)            any conditions imposed or dates determined by the Directors pursuant to Rule 3; and

(g)           when and how the Option may be exercised.

such Agreement shall include any other details required pursuant to paragraph 37 of Schedule 5.

2.7           Subject to the right of a deceased Optionholder’s personal representatives to exercise an Option in accordance with Rule 6.3, every Option shall be personal to the Executive to whom it is granted and shall not be capable of being transferred, assigned or charged.

2.8           The Grantor may grant an EMI Option to an Executive only if all of the following conditions are satisfied at the Date of Grant immediately prior to the grant of the proposed EMI Option:

(a)            the Directors have satisfied themselves that it is being granted for commercial reasons in order to recruit or retain an employee and not as part of a scheme or arrangement the main purpose, or one of the main purposes, of which is the avoidance of tax;

(b)           the total Market Value of Shares in the Company in respect of which unexercised EMI Options subsist, shall not exceed £3 million or such other value as shall be specified at that time in paragraph 7 of Schedule 5;

(c)            the Company or a Group Company as the case may be meets the trading activities requirement of paragraphs 13 or 14 of Schedule 5;

(d)           the gross assets of the Company do not exceed £30 million (or such other amount as may at that time be specified in paragraph 12 of Schedule 5).  For these purposes “gross assets” means:

(i)            the sum of all the fixed and current assets of the Company; or

(ii)           if the Company is a member of a group of companies, the sum of the fixed and current assets of all the Group Companies excluding any member’s rights against, or shares in or securities of, another Group Company) determined in accordance with HMRC Statement of Practice 2/06 or its successors; and

(e)            the qualifying subsidiaries requirement of paragraph 10 of Schedule 5 is satisfied.

2.9           For the purposes of Rule 2.8(b) above, the Market Value of a Share shall be determined in accordance with paragraphs 5(6) to 5(8) of Schedule 5 in respect of the day on which each of the relevant unexercised EMI Options was granted.

2.10         No warranty or representation is given that any Option granted under this Scheme is, at its Date of Grant or will remain at any or all times thereafter, an EMI Option.  Neither the Company nor any Group Company nor any of their respective members or officers shall have any liability to any Executive or Optionholder if and to the extent that any of the reliefs or tax advantages offered by Chapter 9 of ITEPA, and/or by Schedule 5, are not available

3.             CONDITIONS OF EXERCISE

3.1           The Grantor may at the Date of Grant determine that the right to exercise an Option shall be conditional upon the occurrence of an Exit.

3.2           The Grantor may at the Date of Grant determine that the right to exercise an Option shall be conditional upon the satisfaction of an objective condition imposed by the Grantor at the Date of Grant, provided that such performance condition is capable of being satisfied within ten years of the Date of Grant.

3.3           When granting an Option, the Grantor may, if in its discretion it thinks fit determine any date or dates prior to the day before the tenth anniversary of its Date of Grant on which the Option is first exercisable in whole or in part, and, where on any date only part is exercisable, the number of Shares in respect of which such partial exercise may be made.

3.4           If, after the Grantor has imposed any condition to be satisfied pursuant to Rule 3.2, events occur which cause the Directors to consider the condition has become unreasonable, unfair or impractical, the Grantor may, in its discretion (provided such discretion is exercised fairly and reasonably) amend, relax or waive such condition provided that any condition which is amended or relaxed will be no more and no less difficult to satisfy than when it was originally imposed or last amended or relaxed.

3.5           The Grantor shall notify all relevant Optionholders in writing of any amendment, relaxation or waiver of any conditions made pursuant to Rule 3.4.

3.6           Once a performance condition has been specified in relation to an Option in accordance with Rule 3.2, the Grantor may (with the prior consent of the Directors), waive that condition altogether.

4.             INDIVIDUAL LIMITS

4.1           Any EMI Option granted to an Executive by the Grantor shall be limited and take effect so that, immediately following such grant, the aggregate Market Value of:

(a)           all shares in respect of which EMI Options or other options which are qualifying options within the meaning given in paragraph 1 of Schedule

5 are then held by him and granted by reason of his employment with any one or more Group Companies;

(b)           all other shares in respect of which EMI Options or other options which are qualifying options within the meaning given in paragraph 1 of Schedule 5 were granted to him within the preceding three years by reason of his employment with any one or more Group Companies, whether or not such EMI Options have been exercised or released; and

(c)           all shares in respect of which options were granted to him under a company share option plan approved by HMRC under Schedule 4 to ITEPA by reason of his employment with the Employer Company or any other Group Company, which options have neither lapsed nor been exercised or released, shall not exceed £120,000 or such other amount as may from time to time be specified in paragraph 6(1) of Schedule 5.

4.2           For the purposes of Rule 4.1, the Market Value of the Shares or shares shall be their Market Value at the date or dates on which the relevant EMI Options or other options were granted or such earlier time or times as may be agreed with HMRC.

5.             SCHEME LIMITS

5.1           No Option shall be granted if and to the extent that immediately after such grant (“the relevant time”) the aggregate number of Shares in respect of which options or rights to subscribe for or acquire Shares would then have been granted (and not subsequently lapsed, cancelled or surrendered) under this Scheme or any other share scheme of the Company would on or after the date of adoption of this Scheme exceed 700,000.

5.2           If the grant of an Option would, immediately following its grant, cause the limit in Rule 5.1 to be exceeded, such Option shall take effect as an Option over the maximum number of Shares which does not cause the relevant limit to be exceeded.  If more than one Option is granted on the same Date of Grant the number of Shares to which each Option would otherwise be subject shall be reduced pro rata.

6.             RIGHTS OF EXERCISE AND LAPSE OF OPTIONS

6.1           If there is in force at the relevant time a Shareholders’ Agreement, an Option may be exercised only if the Optionholder has entered into a Deed of Adherence if required by an Investor Majority (such term as defined in the Shareholders Agreeement).

6.2           Save as provided in Rules 6.4 (Death), 6.5 (Disqualifying Events), 8 (Sale), 9 (Winding Up) and 10 (Exchange of Options) an Option may not be exercised before whichever is the latest of:

(a)           the date stated in the Agreement;

(b)           any date or dates which may have been specified in accordance with Rule 3.3; and

(c)           the date on which any condition specified pursuant to Rules 3.1 and 3.2 (as amended, relaxed or waived pursuant to Rule 3.4) has been satisfied,

but in any event may not be exercised later than the day before the tenth anniversary of the Date of Grant.

6.3           Save as provided in Rules 6.4 (Death), 6.5 (Disqualifying Events), 6.6 (Good Leavers), 8 (Sale etc), 9 (Winding Up) and 10 (Exchange of Options), an Option may be exercised by an Optionholder only while he is an Executive.

6.4           Subject to Rule 6.2, an Option may be exercised by the personal representatives of a deceased Optionholder during the period of one year following the date of death.

6.5           Unless and to the extent the Directors decide otherwise, an Option may be exercised during the period of 40 days following a Disqualifying Event.

6.6           Subject to Rule 6.2, if an Optionholder ceases to hold any office or employment with a Group Company on account of:

(a)           injury, ill-health or disability (evidenced to the satisfaction of the Directors);

(b)           the Optionholder’s resignation pursuant to a period of maternity leave;

(c)           redundancy (within the meaning of the Employment Rights Act 1996);

(d)           retirement at normal retirement age (including late retirement) or early retirement with the consent of the Group Company which employs the Optionholder;

(e)           the transfer of the undertaking or part-undertaking in which the Optionholder is employed to a person other than a Group Company;

(f)            the Company by which the Optionholder is employed ceasing to be a Group Company; or

(g)           any other reason which the Directors consider reasonably justifies the exercise of the Option,

the Option may be exercised within the period of 6 months after such event.

6.7           An Option shall lapse on the occurrence of the earliest of the following:

(a)           the day before the tenth anniversary of the Date of Grant;

(b)           the expiry of the period (if any) allowed for the satisfaction of any condition of exercise pursuant to Rule 3 without such condition having been satisfied or the date on which it becomes apparent to the Directors in their absolute discretion that any such condition has become incapable of being satisfied;

(c)           the expiry of the applicable periods specified in Rules 6.4 (Death) and 6.6 (Good Leavers), except that if an Optionholder dies while time is running under Rule 6.6, the Option shall not lapse until the expiry of the period in Rule 6.4;

(d)           unless and to the extent the Directors decide otherwise, the expiry of the period specified in Rule 6.5 (Disqualifying Events);

(e)           subject to Rule 10 (Exchange of Options) the expiry of the applicable periods specified in Rules 8.1, 9.1 or 9.2 (Reconstructions etc);

(f)            the expiry of the applicable periods specified in Rule 9.3 (Winding Up);

(g)           save as provided in Rules 6.4 (Death), 6.5 (Disqualifying Events), 6.6 (Good Leavers) and 8 (Sale) the date on which the Optionholder ceases to hold any office or employment with a Group Company;

(h)           the date on which a resolution is passed, or an order is made by the Court, for the compulsory winding up of the Company; and

(i)            the date on which the Optionholder becomes bankrupt or does or omits to do anything as a result of which he is deprived of the legal or beneficial ownership of the Option.

7.             EXERCISE OF OPTIONS

7.1           An Option shall be exercisable in whole or in part by notice in writing (in the form prescribed by the Company from time to time) given by the Optionholder (or his personal representatives as the case may be) to the Company.  The notice of exercise of the Option shall be accompanied by a remittance in cleared funds for the aggregate of the Exercise Prices payable or (at the Directors discretion)

an undertaking, in such form as the Directors may from time to time prescribe, to make such payment.

7.2           Subject to Rules 7.3 and 7.4, within 30 days of the Option exercise the Directors shall procure the transfer or issue of the shares in respect of which the Option has been validly exercised and shall issue a definitive certificate or such other acknowledgement of shareholding as is from time to time permitted in respect of the Shares transferred, unless the Directors consider that such allotment or transfer would not be lawful in the relevant jurisdiction.

7.3           Each Option shall be granted subject to the condition that the Optionholder shall meet the Company’s or Grantor’s secondary National Insurance Contributions due on the exercise or release of the Option.  For this purpose, the Optionholder may be required, if requested by the Company or Grantor at any time before the exercise or release of the Option, to enter into an election to transfer liability for such National Insurance Contributions in a form approved by HMRC and acceptable to the Company or Grantor and to enter into such arrangements as may be approved by HMRC in order to secure the transfer of the liability.

7.4           If any Group Company or Grantor is liable to account for tax or social security contributions (in any jurisdiction) for which an Optionholder is liable by virtue of the exercise of the Option that or any other Group Company or the Grantor or the trustee of any trust which is intended to be an employee share scheme pursuant to Section 1166 of the Companies Act 2006 may:

(a)           withhold the appropriate amount of tax or social security from the Optionholder’s remuneration; or

(b)           make such other arrangements as it considers necessary (including the sale of Shares on behalf of the Optionholder) to finance the amounts in (a) above,

unless the Optionholder discharges the liability himself at the date of exercise.

7.5           Shares allotted under this Scheme shall rank pari passu in all respects with the Shares of the same class for the time being in issue save as regards any rights attaching to such Shares by reference to a record date prior to the date of allotment and in the case of a transfer of existing Shares the transferee shall not acquire any rights attaching to such Shares by reference to a record date prior to the date of such transfer.

7.6           The Directors may in their sole and absolute discretion require an Optionholder, on demand, to enter into a Section 431 Election, and no Shares shall be issued or transferred on exercise of an Option whilst the holder of that Option is in breach of this Rule 7.6.

7.7           If an Option is exercised in connection with a Sale, the Grantor may, instead of requiring payment for the aggregate of the Exercise Prices for the relevant Shares accept arrangements satisfactory to them for such aggregate Exercise Price to be settled out of the proceeds of sale of those Shares.

7.8           If an Option is exercised in connection with an Admission, the Grantor may, instead of requiring payment for the aggregate of the Exercise Prices for the relevant Shares accept arrangements satisfactory to them for the sale of some or all of the relevant Shares in connection with the Admission and the payment of the aggregate Exercise Price out of the proceeds of sale (net of any costs of sale).

8.             SALE

8.1           If the Directors in their discretion so decide prior to a Sale, any Option may be exercised immediately before and conditionally upon such Sale or within six months thereafter or such shorter period as the Directors may notify in writing to the Optionholders provided that if the Directors in their discretion so determine such exercise of an Option shall be conditional upon the prior written agreement of the relevant Optionholder with the Company to sell immediately upon exercise of his Option the Shares acquired on exercise to such person as may be specified by the Directors on terms that are not materially less advantageous than the terms upon which the other Shares are to be or have been disposed of under the Sale. Any conditions imposed pursuant to Rules 3.1, 3.2, 3.3 and 3.4, shall cease to apply unless the Directors decide otherwise.

8.2           Any Optionholder who wishes to exercise an Option pursuant to Rule 8.1, shall do so by serving a Conditional Exercise Notice on the Company specifying the number of Shares over which the Optionholder wishes to exercise his Option (which shall not in any event exceed the number of Shares in respect of which the Option subsists). If the Sale does not take place any Conditional Exercise Notice served in anticipation of the Sale shall be of no effect.

8.3           A Conditional Exercise Notice given in accordance with Rule 8.2 may not be withdrawn.

8.4           The service of a Conditional Exercise Notice in accordance with Rule 8.2 shall constitute the Company the Optionholder’s agent for the sale of all the Shares specified in the Conditional Exercise Notice to the Purchaser on terms which are no less favourable than the terms on which the other Shares are acquired by the Purchaser from the other shareholders of the Company.

8.5           If the Company is able to sell the Shares to the Purchaser in accordance with Rule 8.4 the Directors may appoint any person nominated by them to be the attorney of an Optionholder to sign any agreement and to complete, execute and deliver in the name of and on behalf of the Optionholder any stock transfer form and any other documents necessary to transfer the Shares over which the Option is exercised to the Purchaser against payment of the purchase money or other consideration to the Company.

8.6           The Directors shall notify Optionholders of any impending Sale and of any time limit of less than six months imposed under Rule 8.1 in sufficient time before a binding agreement for the Sale (whether conditional or unconditional) is signed to allow the Optionholders an opportunity to exercise their Options, being at least 5 business days before the date on which such agreement is signed.

8.7           The Company may receive the purchase money or other consideration on behalf of an Optionholder and give a valid discharge to the Purchaser for it.  The Company shall be entitled to deduct and retain out of the purchase money such amounts as may be required to meet any liability of the Optionholder pursuant to Rule 7.4 and in the event that non cash consideration is received for the Sale the Company shall be entitled to sell such proportion of the non cash consideration as shall be required to meet the Optionholder’s liability under Rule 7.4.

9.             WINDING-UP

9.1           If an order is made or an effective resolution is passed for the winding up of the Company each Option (to the extent it remains unexercised at the date of such order or resolution) may be exercised (subject to any applicable performance conditions set in accordance with Rule 3.2 being met or waived) within fourteen days after the date on which an order is made or an effective resolution is passed for the winding up of the Company and, to the extent not exercised all Options shall lapse at the expiry of such fourteen day period.

10.          EXCHANGE OF OPTIONS

10.1         In the event of a Sale which is also a “company reorganisation” (as such term is defined in paragraph 39 of Schedule 5) an Optionholder may (with the consent of the acquiring company) release his Option in consideration of the grant of a Replacement Option within the period which begins on the date of the Sale and ends fourteen days later.

10.2         If, in the event of a Qualifying Exchange of Shares, an Optionholder is irrevocably offered the grant of a Replacement Option on the occurrence of that Qualifying Exchange of Shares, then:

(a)      his Option shall, upon such offer being made, cease to be exercisable without the consent of the Directors until such time as the Replacement Option is granted following the Qualifying Exchange of Shares; and

(b)     his Option shall lapse on the Qualifying Exchange of Shares occurring if the Optionholder has not by then accepted the offer so made to him provided that if such an offer of a Replacement Option has been made and accepted, the Company shall be obliged to procure the grant of such Replacement Option and the Optionholder shall be obliged to agree to the release of his Option in exchange for such grant within a period of fourteen days beginning with the time when the “new company” referred to in paragraph 40(1)(a) of Schedule 5 obtains Control of the Company pursuant to the Qualifying Exchange of Shares.

10.3         For the avoidance of doubt it is declared that a Replacement Option shall not be exercisable in accordance with Rule 8.2 by virtue of the event by reason of which that Replacement Option was granted.

10.4         If a Replacement Option is granted to an Optionholder pursuant to this Rule 10, these Rules shall apply to that Replacement Option as if it had been granted at the time when the released Option was granted and as if in these Rules:

(a)                                  references to “the Company” were references to the company to the shares of which such Replacement Option relates;

(b)                                 references to “Shares” were references to those shares;

(c)                                  references to the “Option” were to the Replacement Option which is an option to subscribe for or to acquire those shares;

(d)                                 references to the “Exercise Price” were references to the amount per share payable on exercise of such Replacement Option; and

(e)                                  the expressions “Optionholder”, “the Directors”, and “Shares” were defined in Rule 1 on the basis of the foregoing substituted references.

11.          VARIATION OF SHARE CAPITAL

11.1         In the event of any capitalisation, rights issue, consolidation, subdivision, reduction or other variation of the share capital of the Company:

(a)                                  the number of Shares comprised in an Option;

(b)                                 the Exercise Price in respect of such Shares; and

(c)                                  where an Option has been exercised pursuant to the provisions of these Rules but no Shares have been allotted or transferred in satisfaction of such exercise, the number of Shares to be so allotted or transferred and the Exercise Price in respect of such Shares, may, subject (where required) to the prior approval of HMRC, be varied in such manner as the Directors shall determine and (save in the event of a capitalisation) the Auditors shall confirm in writing to be in their opinion fair and reasonable, provided that no variation shall be made which would result in the Exercise Price for an allotted Share being less than its nominal value.

11.2         The Directors may take such steps as they consider necessary to notify Optionholders of any adjustment made under this Rule 11 and to call in, cancel, endorse, issue or re-issue any Agreement consequent upon such adjustment.

12.          ADMINISTRATION

12.1         The Directors shall have power from time to time to make and vary such regulations (not being inconsistent with this Scheme) for the implementation and administration of this Scheme and/or the Agreement as they think fit.

12.2         The decision of the Directors shall be final and binding in all matters relating to this Scheme (other than in the case of matters to be determined or confirmed by the Auditors in accordance with this Scheme).

12.3         The costs of establishing and administering this Scheme shall be borne by the Company.

12.4         The Company may, but shall not be obliged to, provide Executives or Optionholders with copies of any notices circulars or other documents sent to shareholders of the Company.

12.5         Within 92 days (or such longer period as may from time to time be permitted by Schedule 5) of granting an EMI Option under this Scheme notice shall be given to HMRC by the Employer Company which shall contain:

(a)                                  information required by HMRC pursuant to paragraph 44 of Schedule 5;

(b)                                 a declaration from a director or the Company Secretary of the Employer Company, that in his opinion the requirements of Schedule 5 have been met in relation to an Option under this Scheme and that to the best of his knowledge, the information provided is correct and complete; and

(c)                                  a declaration from the Optionholder to whom the Option is granted that he meets the Committed Time requirement.

13.          AMENDMENTS

13.1         Notwithstanding Rule 13.2, if HMRC raise a notice of enquiry pursuant to paragraph 46 of Schedule 5 and conclude that the requirements of Schedule 5 have not been met in relation to this Scheme and/or the Agreement (as the case may be) the Directors may alter the Rules of this Scheme as may be necessary to ensure that the requirements of Schedule 5 have been met.

13.2         The Directors may amend the Rules of this Scheme by a resolution of the Directors provided that where any alteration would abrogate or adversely affect the subsisting rights of an Optionholder it will not be effective unless such alteration is made with the consent in writing of the Optionholder.

14.          GENERAL

14.1         This Scheme shall commence upon the date the Company adopts this Scheme and the Company in general meeting or the Directors in their absolute discretion may at any time terminate this Scheme.  On termination no further Options may be granted but such termination shall be without prejudice to any accrued rights in existence at the date thereof.

14.2         The Company will at all times keep available sufficient Shares, or shall ensure that sufficient Shares will be available, to satisfy the exercise to the full extent still possible of all Options not lapsed pursuant to the provisions of these Rules, taking account of any other obligations of the Company to issue Shares.

14.3         Notwithstanding any other provision of this Scheme:

(a)                                  this Scheme shall not form part of any contract of employment between any Group Company and any employee of any such company and the rights and obligations of any individual under the terms of his office or employment with any Group Company shall not be affected by his participation in this Scheme or any right which he may have to participate in it and this Scheme shall afford such an individual no additional rights to compensation or damages in consequence of the termination of such office or employment for any reason whatsoever, including if such termination of employment was lawful or unlawful;

(b)                                 no Optionholder shall be entitled to any compensation or damages for any loss or potential loss which he may suffer by reason of being unable to exercise an Option in consequence of the loss or termination of his office or employment with any Group Company for any reason whatsoever including if such termination of employment was lawful or unlawful;

(c)                                  this Scheme shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against any Group Company directly or indirectly, or give rise to any cause of action at law or in equity against any Group Company.

14.3         Any Group Company may, pursuant to section 1 of the Contracts (Rights of Third Parties) Act 1999, enforce in its own right Rules 7.3, 7.4 and 14.4 notwithstanding that it is not a party to these Rules or any Agreement.

14.4         Except as provided in Rule 14.3, a person who is not a party to these Rules or any Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any provision of these Rules or any Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act

14.4         Save as otherwise provided in this Scheme any notice or communication to be given by the Company to any Executive or Optionholder may be personally delivered or sent by fax or by ordinary post to his last known address. It shall be the responsibility of the Optionholder to notify the Company of any change of address. Where a notice or communication is sent by post it shall be deemed to have been received 48 hours after the same was put into the post properly addressed and stamped and where a notice or communication is sent by fax it shall be deemed to have been received at the time when it was sent.  Share certificates and other communications sent by post will be sent at the risk of the Executive or Optionholder concerned and the Company shall have no liability whatsoever to any such person in respect of any notification, document, share certificate or other communication so given, sent or made.

14.5         Any notice to be given to the Company shall be delivered or sent by either post or fax to the Company at its registered office and shall be effective upon receipt.

14.6        This Scheme and all Options granted under it shall be governed by and construed in accordance with English law.

PART B

15           DIFFERENCES FROM PART A

15.1        The provisions of Part A shall apply to an Option granted under this Part B but subject to the following provisions of this Part B.

15.2        Any Option granted pursuant to this Part B of the Scheme shall be an Unapproved Option.

15.2         In Rule 1.1, the following definitions shall apply:

(a)            “Executive” means a bona fide employee of a Group Company (including any director employed on a service contract);

(b)           “Share” means a share in the capital of the Company

15.3         The following Rules shall not apply:

(a)            2,2, 2.3, 2.4, 2.8, 2.9, 4.1, 4.2, 6.3, 10.1, 12.5, 13.1

15.3         Rule 2.6 shall be read and construed as if Rule 2.6(b) and Rule 2.6(c) shall not apply and as if the words “and in the case of an EMI Option” were deleted.

15.4         Rule 6.5 shall apply to Options granted under this Part B as if such Disqualifying Event applies to any Option granted under this Part B as it would to an EMI Option

15.5         Rule 10.2 shall apply to Options granted under this Part B as if such options were EMI Options and the Replacement Options were also EMI Options.

PART C

16           DIFFERENCES FROM PART B

16.1         The provisions of Part B shall apply to an Option granted under this Part C but subject to the following provisions of this Part C.

16.2         In Rule 1.1, the following definitions shall apply:

“Consultant” means a person firm or company engaged by the Company or the Subsidiary to supply goods and/or services to one or more Group Companies;

“Consultant’s Employee” means any employee or director of a Consultant;

“Executive” means:

(a)           a Non-Executive Director; or

(b)           a Consultant; or

(c)            a Consultant’s Employee.

“Leaver” means an Optionholder who:

(a)                                   if he is a Non-Executive Director, ceases for any reason whatsoever (including death) to be a director of any Group Company;

(b)                                  if he is a Consultant, ceases for any reason whatsoever (including death or liquidation) to be engaged to supply goods and/or services to any Group Company; and

(c)                                   if he is a Consultant’s Employee, either:

(i)            he ceases for any reason whatsoever (including death) to hold the employment or directorship with the Consultant by reference to which he was eligible to receive the Option; or

(ii)           that Consultant ceases for any reason whatsoever (including death or liquidation) to be engaged to supply goods and/or services to any Group Company.

“Non-Executive Director” means a director of any Group Company who is not eligible to receive Options under Parts A or B of these Rules;

16.3         If the Executive:

(a)   becomes a Leaver prior to the date on which he is entitled to exercise his Option, the Option shall lapse on the date he becomes a Leaver.

(b)   (subject to 16.4 below) becomes a Leaver after the date on which he is entitled to exercise his Option, the Option may be exercised in accordance with Rule 6 (for the avoidance of doubt, ignoring Rule 6.3 which does not apply to this Part C).

16.4         If the Executive becomes a Leaver by reason of any breach by the Executive of the contract pursuant to which the Executive’s services are provided to the Company or the Subsidiary, the Option shall not be exercised at all and shall lapse in its entirety on the occurrence of such breach.

16.5         If the Optionholder derives any value from the grant of an Option, or the issue of shares arising on exercise of an Option, and that value becomes subject to UK Value Added Tax or its equivalent in any other jurisdiction, the value attributable to the Option grant or, as the case may be, the shares issued on exercise of an Option, shall be exclusive of any such tax, and the Optionholder shall be liable to pay such tax to the Company on presentation of an appropriate invoice (together with any related interest, fines, costs or penalties which may become payable).

16.6         If any sum is due from a Consultant’s Employee under Rules 7.3 or 7.4, any Group Company may deduct that sum from any monies due and payable to the Consultant by reference to which the Consultant’s Employee was eligible to receive the Option (and it shall be the responsibility of that Consultant to recover the amount deducted from the Consultant’s Employee).

16.7         An Optionholder who is a Consultant’s Employee shall:

(a)                                   notify the Company within seven days of becoming a Leaver; and

(b)                                  procure that his employer makes all appropriate returns of information to HMRC or the equivalent authority in any other jurisdiction in respect of any Options granted to him (including, for the avoidance of doubt, Form 42 in the UK);

16.8         An Option held by an Optionholder that is a body corporate shall lapse if:

(a)                                   That Optionholder is placed into, or a resolution is passed or an order is made for the Optionholder to be placed into, receivership, liquidation, administration, administrative receivership (or the equivalent under the laws of any countries outside the United Kingdom); or

(b)                                  A resolution is passed or an order is made for the winding up of the Optionholder; or

(c)                                   The Optionholder enters into any composition or arrangement with its creditors.